

ATCO
G R O U P

Corporate Office



08001879

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

April 1, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated March 6, 2008

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

PROCESSEr,

APR 2 2 2008

THOMSON
FINANCIAl

SEC
Mail Processing
Section

APR · 8 7008

Washington, DC
100

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623



News Release

CANADIAN UTILITIES LIMITED

Corporate Head Office: 1400, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release
March 6, 2008

ATCO Power Reports Barking Power Station In London, England Resumes Operations

CALGARY, Alberta – ATCO Power reported today that its 1,000 megawatt (MW) Barking Power Station in East London, England, of which ATCO Power owns 25.5%, has resumed full operations. The unplanned outage, originally reported on November 5, 2007, reduced the plant capacity to approximately 400 MW's during this period. Regular operations are expected for the month of March.

Discussions are on-going with insurers and their advisers, who have endorsed the repair strategy and approved interim payments which commenced in early 2008. Business interruption and property insurance is expected to cover the majority of the outage losses after December 9, 2007.

ATCO Power, a wholly owned subsidiary of Canadian Utilities Limited, is a world-class developer, construction manager, owner and operator of technologically advanced independent power generation facilities. Canadian Utilities Limited is part of the ATCO Group of Companies (www.atco.com) and is a Canadian based worldwide organization of companies with assets of approximately $7.3 billion and more than 6,500 employees, actively engaged in three main business divisions: Power Generation, Utilities (natural gas and electricity transmission and distribution) and Global Enterprises (technology, logistics and energy services). Further information on Canadian Utilities Limited can be found at www.canadian-utilities.com.

For further information, please contact:

Rick Brouwer
President
ATCO Power
Calgary, Alberta
Phone: (403) 209-6901

END